NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

September 26, 2022

Via Edgar Correspondence

Ms. Beverly Singleton

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Northann Corp.

To whom it may concern:

This letter is in response to the letter dated August 25, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (the “SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Confidential Draft Registration Statement on Form S-1 Submitted July 29, 2022

Cover page

1)	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have included the disclosure in the 7th paragraph on the cover page of the Registration Statement Amendment. We added cross-reference to the risk factors related to our corporate structure. We also clarified for the Staff that we do not have a VIE structure and do not have VIE agreements.

2)	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the disclosure in the 8th paragraph on the cover page in connection with risks of having all of the manufacture in China and data securities concerns. We added a 9th paragraph on the cover page in connection with disclosure of anti-monopoly concerns. We have included disclosure that our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 and that if the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, trading in our common stock will be prohibited under the HFCA Act and Nasdaq may determine to delist our common stock in the 10th paragraph. We updated this paragraph to include disclosure of the Statement of Protocol between the PCAOB and the Chinese authority signed in August 2022.

3)	Please clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entity.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the definition of “Company” to Northann Corp. and “we”, “us”, “our” to Northann Corp. and its subsidiaries. We revised the disclosure throughout the Registration Statement Amendment to clarify when describing activities or functions of a subsidiary.

4)	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have included the required disclosure in the 11th paragraph and 12th paragraph on the cover page. We added a cross reference to the risk factor “Northann Corp. is a holding company and will rely on dividends paid by its subsidiaries for its cash needs. Any limitation on the ability of its subsidiaries to make dividend payments to the Company, or any tax implications of making dividend payments to the Company, could limit the Company’s ability to pay its expenses or pay dividends to holders of its common stock” in the 11th paragraph of the cover page.

Prospectus Summary, page 3

5)	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the risk factor summary to highlight the “Risks of uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China” and “Risk of PRC government’s influence over the manner in which our PRC subsidiaries conduct business and over offerings conducted overseas and/or foreign investment in China-based issuers ” on page 9 of the Registration Statement Amendment.

6)	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC), or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have included the required disclosure under “Permissions and Approvals” starting on page 4 of the Registration Statement Amendment.

7)	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have included the required disclosure under “Dividends and Other Distributions” starting on page 5 of the Registration Statement Amendment. We also clarified for the Staff that we do not have a VIE structure and therefore there is no amount owned under our operating structure.

8)	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have included the required disclosure in “Summary of Risk Factors - Risks Related to this Offering - Risks that our common stock may be prohibited from trading on a national exchange if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors ” on page 12 of the Registration Statement Amendment.

Made in the United States, page 7

9)	Please revise to clarify what steps are involved to implement the plans discussed in this section, what steps you have already taken and what steps remain, the sources from which you will obtain capital and raw materials and any material hurdles you expect to encounter in implementing your disclosed plans. Also revise to clarify how your plans relate to your current and historical operations. For example, you disclose that you manufacture your products in China. Will you continue to do so after completion of your plan?

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that the “Made in the United States” plan will involve the following steps: (1) find a potential location, (2) conduct title searches and due diligence to the facility, (3) apply for mortgage (not applicable if the facility is leased), (4) complete the purchase, (5) start improvements if necessary, (6) purchase new equipment for manufacturing and pollution control, and (7) hire local labor to start operation. We are working on the first step and have engaged a broker to find a potential location. We are looking for an existing industrial facility suitable for manufacturing use that supports our manufacturing requirements that has a well-developed transportation network that would meet the demands of the operation, is served by utilities, especially electricity, natural gas, water, sewer and high-speed telecommunications, has a favorable local employment pool and competitive operating costs (labor, utilities and taxes). We believe that finding a location will be the most time-consuming and challenging part of the plan. We plan to engage local experts to navigate local laws and requirements. We plan to finance the purchase of the facility by mortgage and profits from operation. If the plan is successfully executed, we plan to maintain manufacturing in the United States and China in the short term. We plan to gradually shift manufacturing from China to the United States in the long term and eventually close the manufacturing sites in China. We revised the disclosure on page 7 and 58 of the Registration Statement Amendment.

Vertical Integration, page 7

10)	Please revise to clarify the meaning of the disclosures in this section and how it relates to the caption. For example, it is unclear how the "algorithm" will have the effects you note, how "uploading pictures" will achieve the benefits you claim and how these actions relate to "vertical integration."

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that during the fiscal years 2021 and 2020, NCP spent $80,000 and $50,000 on purchasing 26 and 17 patterns from third party designers, respectively. Patterns purchased from third party designers accounts for about 68% of all the patterns we have. We plan to bring the designing step in-house and replacing the third-party designers with our proprietary technologies. NBS has developed an artificial intelligence learning system, Envision, powered processors and non-transitory program storage devices (NPSDs) capable of reading instructions executable by processors to generate decorative patterns, such as decorative floor panels, wall panels or ceiling panels. NBS is in the process of registering a patent for this invention. The algorithm can recognize the characteristics in a sample image, search our pattern database to find similar products that are already in our products line-up or generate a similar but distinctive pattern to be added to our products line-up. We plan to build a database of patterns that we already own and patterns generated by the algorithm, so that when a sample pattern is input into the system, the algorithm can recognize the characteristics of the sample image, search our pattern database to find similar products that are already in our products line-up or generate a similar but distinctive pattern to be added to our products line-up. We revised the disclosure on page 7, 58 and 61 of the Registration Statement Amendment.

Implications of Being an "Emerging Growth Company", page 13

11)	Revise to reconcile the disclosure on page 14 that you intend to take advantage of all of the JOBS Act reduced reporting requirements and exemptions, other than the longer phase-in periods for the adoption of new or revised financial accounting standards, with the information disclosed on page 46 that pursuant to the JOBS Act you are electing to delay the adoption of new or revised accounting standards. In addition, please revise to correct the disclosure indicating that you will file annual reports on Form 20-F in future periods, or advise us.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we corrected “20-F” to “10-K” and revised the disclosure on page 14 of the Registration Statement Amendment to state that “We intend to take advantage of all of these reduced reporting requirements and exemptions.”

The Offering, page 15

12)	If all outstanding convertible or exercisable securities will remain outstanding after this offering, please revise to state so.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the disclosure on page 15 of the Registration Statement Amendment.

Risk Factors, page 16

13)	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have discussed the Accelerating Holding Foreign Companies Accountable Act in the 3rd paragraph and 6th paragraph under the risk factor “Our common stock may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years. The delisting of our common stock, or the threat of their being delisted, may materially and adversely affect the value of your investment ” on page 29 of the Registration Statement Amendment.

14)	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the required disclosure under the risk factor “The PRC government exerts substantial influence over the manner in which our PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence our operations and this offering at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our PRC subsidiaries’ operations and our common stock could decline in value or become worthless ” on page 19 of the Registration Statement Amendment. We have also revised the title of this risk factor to highlight the risk.

15)	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have included the required disclosure under the risk factor “Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering .” on page 19 of the Registration Statement Amendment.

16)	Please add a risk factor describing the risks related to anti-takeover provisions in your governing documents. We note, for example, your ability to issue preferred stock.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added a risk factor “Anti-takeover provisions in our charter documents and Nevada law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock” on page 32 of the Registration Statement Amendment.

17)	Please disclose the risks that the company’s multi-class structure may render its shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added a risk factor “We cannot predict the impact our multi-class structure may have on the stock price of our common stock” on page 32 of the Registration Statement Amendment.

If the availability of direct materials (raw materials, packaging, sourced products, energy) decreases..., page 26

18)	We note your risk factors that your supply chain may be impacted by the availability of direct materials and disruption to suppliers of raw materials. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations, including from the Russian invasion of Ukraine and COVID-19. We note specifically your disclosure on page 7 regarding supply chain disruption and increased shipping costs.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the risk factor “If the availability of direct materials (raw materials, packaging, sourced products, energy) decreases, or these costs increase, and we are unable to either offset or pass along increased costs to our customers, our financial condition, liquidity or results of operations have been and could continue to be adversely affected” on page 26 of the Registration Statement Amendment.

19)	Please revise to clarify the "concentration of sourced products in an emerging market" by identifying the products and the market. Also explain why that concentration subjects you to the risks you disclose.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully clarify for the Staff that during the fiscal years ended December 31, 2021 and 2020, 11% and 25% of the raw materials were sourced from within China, and the rest 89% and 75% were sourced from Germany, the United States, Japan and Korea, respectively.  We do not believe the source of the raw material impose material risks to the manufacture in China. We removed the statement of "concentration of sourced products in an emerging market" on page 26 of the Registration Statement Amendment.

Capitalization, page 36

20)	Revise the table to include your outstanding indebtedness as of the most recent balance sheet date, including bank borrowings which amounted to approximately $6.4 million at December 31, 2021. In addition, revise the table captions and related amounts in the Actual column to be consistent with your balance sheet. For example, it appears that you have reversed the amounts shown for common stock and preferred stock, and the amounts shown for retained earnings, and total stockholders' equity are not reflective of your December 31, 2021 balance sheet. Lastly, please replace the line item entitled "Total Liabilities and Stockholders’ Equity" with a line item showing your total capitalization, comprising your total indebtedness and total stockholders' equity/(deficit).

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added the required disclosure on page 37 of the Registration Statement Amendment.

Dilution, page 37

21)	Revise the last sentence on page 38 to correct the reference to your "net income book value", or tell us how that term relates to your Net tangible book value discussed in the Dilution section.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised it to “net tangible book value” on page 39 of the Registration Statement Amendment.

22)	Please expand the disclosure to explain how the numbers and percentages in the table on page 38 would change, assuming the conversion or exercise of all outstanding securities.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we expanded the disclosure on page 39 of the Registration Statement Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

23)	We note your disclosure that your revenues and results of operation could differ due to inflationary conditions. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that rising inflation rate may adversely affect our results of operation. Recently, inflation has trended significantly higher than in prior periods, which may negatively impact our business. Ongoing labor shortages and surge of oil and gas price, driven in part by the COVID-19 pandemic, geopolitical issues and the war in Ukraine, continue to have adverse macroeconomics impact and may result in our cost overruns. In an effort to mitigate the impact, we have raised the price of products to cover increase in costs and slowed down investments on products with low profit-margins. We added the required disclosure on page 41 of the Registration Statement Amendment.

24)	In an appropriate section of your document, revise to discuss the impact of the tariffs and import tax mentioned on page 7 on your results of operation.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we paid tariffs of $795,666 in 2021, and $57,328 in 2020. The increase in tariff was mainly because we had a predominantly DDP (delivered duty paid) shipping structure in fiscal year 2021 as compared to a predominantly FOB (free on board) shipping structure in fiscal year 2020. We added such disclosure on page 45 of the Registration Statement Amendment.

Impact of COVID-19 on Our Operations and Financial Performance, page 40

25)	Please revise the disclosure in this section to explain clearly and specifically how COVID- 19 and related shutdowns has impacted your business, financial condition and liquidity, quantifying the impact to the extent possible. As one example only, we note the references to disruptions to the supply chain, higher raw material costs and higher shipping costs on pages 7 and 44. Also, if you reasonably expect it will have a material effect on your business in the future, revise to explain those effects. Ensure your disclosure also addresses any actions you have taken or will take to mitigate the effects, and any material risks presented by your mitigation efforts.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that in the fiscal year ended December 31, 2021 and 2020, the cost of raw materials accounted for 75% and 16% of the total revenue, and the cost of shipping accounted for 57% and 5% of the total revenue, respectively. The increase in raw materials cost as a percentage of the total revenue is because the increase in the price of raw materials. The increase in shipping as a percentage of the total revenue is partly because the increase in shipping price and partly because we had a predominantly DDP (delivered duty paid) shipping structure in fiscal year 2021 as compared to a predominantly FOB (free on board) shipping structure in fiscal year 2020. In an effort to mitigate the impact of such increases in costs, we have raised the price of products and extended shipping planning from two months to six months in advance. We expect the increased cost and delay in shipping to continue in the fiscal year ending December 31, 2022. If the supply chain disruptions continue and we cannot develop alternate sourcing quickly on favorable terms, we may experience additional increased cost and delay in delivery of our products, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operation. We added such disclosure on page 41 of the Registration Statement Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates, page 41

26)	To eliminate investor confusion, revise this section heading to read "Critical Accounting Estimates", consistent with the guidance in Item 303(b)(3) of Regulation S-K, and only include in the section a discussion of those critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Please consider, for example, whether the section should continue to include the disclosures of basis of presentation, principles of consolidation, and research and development, as the section is not intended to be duplicative of the significant accounting polices disclosed in the audited financial statements.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the disclosure on page 42 of the Registration Statement Amendment.

Results of Operations, page 43

27)	For each line item presented, revise to explain the reasons underlying the changes you mention. For example, explain the cause or causes underlying the revenue increase. Similarly, explain the reasons for the changes to your gross margin despite higher sales.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added the required disclosure on page 44 of the Registration Statement Amendment.

Liquidity and Capital Resources, page 45

28)	Your current disclosure regarding your cash flows simply recites changes without explanation. Please revise to explain the reasons driving the changes noted in your disclosure.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added the required disclosure on page 45 of the Registration Statement Amendment.

United States Federal Income Tax Considerations, page 86

29)	Regarding your disclosure here and page 71 and exhibits 8.1 and 8.2, please revise to name counsel and state that the disclosure is their opinion.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added the name of counsel on page 87 of the Registration Statement Amendment.

Audited Financial Statements

Consolidated Statements of Operations, page F-4

30)	Revise your computation of basic and diluted earnings per share to remove weighted average preferred shares outstanding from the denominator. Refer to ASC 260-10-45-10 and 45-16, where net income available to common stockholders on a per share basis should be based on the weighted average number of common shares outstanding and common stock equivalents. Please revise all sections of the filing, as appropriate, including the computations and disclosures on page F-11.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the computation of EPS on page F-4 of the Registration Statement Amendment.

Note 1. Organization and Business, page F-7

31)	Please revise the Going Concern discussion to eliminate the inconsistency between the December 31, 2021 working capital deficit $(7,091,694) and accumulated deficit of $(511,557) disclosed here and the amounts presented on or calculated from the December 31, 2021 audited balance sheet. Otherwise, advise us.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the typographical errors on page F-7 of the Registration Statement Amendment.

32)	Refer to the paragraph discussing the events of March 2022, and please expand to disclose whether the restructuring was reflected for accounting purposes as a transfer of interests among entities under common control and that the financial statements for all periods are presented at historical cost. Refer to ASC 805-50-30-5 and ASC 805-50-45-1 through 45- 5.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that the Company has revised the disclosure on page F-7 of the Registration Statement Amendment to indicate that the restructuring that occurred in March of 2022 was a transaction between entities under common control.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-8

33)	Revise the second paragraph to describe the nature of your goods or services that are recognized at a point in time versus those recognized over time. Consistent with ASC 606-10-50-12, also discuss whether there are single or multiple performance obligations and how they are satisfied, including your policy for warranties, refunds and discounts. For those goods or services recognized at a point in time, disclose when that occurs, such as upon shipment, delivery, other. For those goods or services recognized over time, disclose the input or output measures used to satisfy the performance obligation for recognizing revenue. Refer to ASC 606-10-25-30 through 32. Please revise the discussion currently included on page 41, as appropriate, to reflect the expanded disclosure.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have modified the disclosure on page F-8 of the Registration Statement Amendment.

Note 17. Parent Only Financial Statements, page F-21

34)	Refer to paragraph (i), basis of presentation. Please revise the first sentence to provide a complete and concluding sentence, and clarify if references in this paragraph to NDS, should instead be to NBS. Further, provide condensed statements of cash flows pursuant to Rule 12-04(a) of Regulation S-X. Also, explain to us why the parent company's net assets appear to exceed the consolidated net assets as of December 31, 2021.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have modified the disclosure on page F-21 of the Registration Statement Amendment.

Signatures, page II-6

35)	Please revise this page to conform to the requirements of Form S-1.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the signature page to conform to the requirements of Form S-1.

36)	Please revise to indicate who will sign in the capacity of principal financial officer and principal accounting officer/controller. While we note the disclosure regarding appointing a CFO after this offering, Form S-1 requires the signatures of the persons serving in those capacities prior to and at effectiveness.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that the appointment of Mohammad U. Hasham as the CFO will be effective immediately prior to the public filing of the registration statement. Ms. Hasham will sign the S-1 as the principal financial officer and principal accounting officer.

General

37)	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added a risk factor “Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, misappropriation of assets and/or damage to our business relationships, all of which could negatively impact our business and results of operations.” on page 28 of the Registration Statement Amendment.

38)	On page 18, you refer to a section titled "Enforceability of Civil Liabilities," but it appears no such section is included in your document. Please revise.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added the section “Enforceability of Civil Liabilities” on page 34 of the Registration Statement Amendment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

NORTHANN CORP.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer